SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Halcón Resources Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40537Q605
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Copies to:
Mark Cognetti, Esq.
Michael Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 40537Q605	Page 2 of 3 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,390,167 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,390,167 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,390,167 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.22%
14	TYPE OF REPORTING PERSON IA, PN

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on October 22, 2018 (the “Original 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 4.	PURPOSE OF THE TRANSACTION
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:
On February 4, 2019, Fir Tree sent an open letter to the Board of Directors of the Issuer (the “Board”), issued in the form of a press release (the “February 4th Press Release”), stating, among other things, that Fir Tree is considering running a proxy contest at the Issuer’s next annual meeting unless immediate action is taken to (x) appoint two new independent directors to lead a strategic process to sell the Issuer for cash and/or stock and (y) significantly reduce excessive general and administrative expense. The February 4th Press Release attaches a presentation related to the foregoing propositions (the “February 4th Presentation”). The foregoing summaries of the February 4th Press Release and February 4th Presentation are qualified in their entireties by the full texts of the February 4th Press Release and February 4th Presentation, which are filed as Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D, and are incorporated herein by reference.
Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of this Schedule 13D is hereby amended to add the following exhibits:
3          February 4th Press Release, dated February 4, 2019
4          February 4th Presentation

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2019	FIR TREE CAPITAL MANAGEMENT LP By: /s/ Brian Meyer Name: Brian Meyer Title: General Counsel